UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum Thrift Plan
Table of Contents
December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Marathon Petroleum Thrift Plan

Opinion on the Plan’s Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Plan’s financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Plan’s financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the Plan’s financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplementary information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the Plan’s financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2011.
/s/ McConnell & Jones LLP

Houston, Texas
June 23, 2023

Marathon Petroleum Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Investments, at fair value	$5,637,384,610	$6,534,132,580
Investments at contract value (See Note 4)	630,583,171	521,837,243
Total Investments	6,267,967,781	7,055,969,823

Notes receivable from participants	101,242,084	94,441,268
Employer contributions receivable	—	10,849,345
Other	2,270,723	1,202,042
Total Assets	$6,371,480,588	$7,162,462,478
Net Assets Available for Benefits	$6,371,480,588	$7,162,462,478
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

2022
Additions/Reductions
Additions/Reductions to net assets attributed to
Investment income
Net decrease in fair value of investments	$(610,977,153)
Interest	8,920,148
Dividends	55,876,695
Total investment loss	(546,180,310)

Interest income from notes receivable from participants	3,747,590

Contributions
Participants	256,118,691
Employer	164,013,720
Rollovers	80,884,431
Total contributions	501,016,842
Total reduction	(41,415,878)

Deductions
Deductions from net assets attributed to
Benefits paid to participants	746,125,815
Plan expenses	3,440,197
Total deductions	749,566,012

Decrease in assets available for benefits	(790,981,890)

Net assets available for benefits
Beginning of year	7,162,462,478
End of year	$6,371,480,588

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

1.    Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the "Plan") is provided for general informational purposes only. Plan participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution retirement plan sponsored by Marathon Petroleum Company LP ("Company"). The Plan generally covers employees of the Company and other related employers who have elected to participate in the Plan. Eligible employees may participate in the Plan by electing to make contributions in accordance with procedures established by the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is a safe harbor type plan under Section 401(k)(12) of the Internal Revenue Code of 1986, as amended ("Code").

Contributions
Participants may contribute a total of up to 75 percent of eligible pay to the Plan in the form of pre-tax, Roth, after-tax and catch-up contributions; provided, that participants who are “highly compensated employees” within the meaning of Section 414(q) of the Code may contribute only up to 6 percent of their eligible pay in the form of after-tax contributions. Only those participants who are at least age 50 during the Plan Year may make catch-up contributions. All contributions are subject to Plan restrictions and limitations under the Code, including the annual compensation limit under Section 401(a)(17) of the Code. Participants may also make rollover contributions or direct-plan transfer contributions in accordance with the terms of the Plan.

The Company makes matching contributions on eligible participant contributions up to a maximum of 6 percent of eligible pay at the rate of $1.17 per dollar contributed. Further, for the 2021 Plan Year the Company also made contributions on behalf of a sub-group of eligible Speedway LLC employee participants in an amount equal to 3.5 percent of their eligible pay.

Valuation of Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings, and charged with an allocation of investment and administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully and immediately vested in their contributions and Company matching contributions made on or after January 1, 2016, plus actual earnings thereon. For Company matching contributions made prior to January 1, 2016, participants generally become fully vested in these Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Marathon Petroleum Retirement Plan (a separate tax-qualified retirement plan maintained by the Company); upon death or disability while actively employed; after three years of service with the Company or its affiliates; upon attainment of age 65 while actively employed; or upon termination or partial termination of the Plan. Certain employer nonelective contributions and employer matching contributions previously made under the merged Andeavor 401(k) Plan and the merged Andeavor Retail 401(k) Plan remain subject to separate vesting schedules that were provided under such merged plans and that were incorporated into the Plan as part of the plans' merger. For Company nonelective contributions previously made for certain Speedway LLC employees, participants generally become fully vested in such contributions, plus actual earnings thereon upon the earliest of the following: upon death or disability of an actively employed participant; after three years of service with Speedway LLC or its affiliates; upon attainment of age 65 while actively employed; or upon the termination or partial termination of the Plan.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

Participant Loans
Participants may borrow from their Plan accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. A participant is limited to two outstanding loans. The loans are collateralized by the balance in the participants' accounts and bear interest rates that currently range from 3.25 percent to 9.25 percent, determined in accordance with Plan provisions. Principal and interest are paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.

Hardship Withdrawals
Active participants may take hardship withdrawals from the portion of their Plan accounts consisting of elective deferrals, rollovers and after-tax contributions if they incur immediate and severe financial needs (as defined in the Plan document) that cannot be met through other available withdrawal options in the Plan, including available participant loan provisions. Hardship withdrawals cannot be taken from participants’ other Plan account portions. The amount of hardship withdrawal cannot exceed the amount of the financial need plus an additional amount to cover taxes and any anticipated penalties. Participants may continue their contributions to the Plan and receive the Company matching contributions on those contributions without interruption after the effective date of their hardship withdrawal.

CARES Act Distributions
Beginning in April 2020, the Plan made use of a provision under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") that allowed participants to take a penalty-free distribution up to $100,000 (not exceeding a participant’s qualifying account balance) through the remainder of 2020 for qualifying coronavirus-related reasons. These reasons included adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. Income attributable to CARES Act distributions is subject to tax over three years, and the participant may re-contribute the funds to an eligible retirement plan within three years after the date the distribution was received without regard to that year’s contribution cap.

Payment of Benefits
A participant whose employment is terminated may elect to receive a lump-sum distribution of the participant’s account or may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 73. As permitted by the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired participant or a spouse beneficiary may withdraw all or any portion of the remaining balance in his or her account subject to certain restrictions. An installment settlement option is available to retired participants and spouse beneficiaries, and to active participants who are subject to in-service minimum required distributions under section 401(a)(9) of the Code, in each case subject to certain requirements and restrictions.

Forfeitures
Non-vested participants who terminate employment with the Company and its affiliates will forfeit their pre-2016 Company matching contributions, any unvested merged plan employer nonelective and employer matching contributions, and employer nonelective contributions made for certain Speedway LLC employees, and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan or (2) they do not return to employment with the Company or any of its affiliates within five years of termination. Forfeited amounts and earnings thereon are eligible for reinstatement, should a participant return to employment with the Company or any of its affiliates prior to the limitation provided for under the Plan. As of December 31, 2022 and 2021, forfeited non-vested accounts totaled $273,768 and $46,194, respectively. Forfeitures used to reduce certain Plan fees in 2022 totaled $96,144.

Investment Options
A participant may direct the investment of the contributions allocated to the participant's Plan account in any of the Plan's investment options.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

Speedway Transaction
On May 14, 2021, Marathon Petroleum Corporation completed the sale of Speedway, its company-owned and operated retail transportation fuel and convenience store business, to 7-Eleven, Inc. As a result of the completion of this sale, with respect to Plan participants who were employees of Speedway LLC and its affiliates, effective on May 14, 2021: (i) a partial termination of the Plan occurred, resulting in affected participants becoming vested in any unvested amounts in their Plan accounts; (ii) if actively employed, such participants were deemed to have severed their employment for Plan purposes; and (iii) such participants ceased active participation in the Plan, e.g., as to further employee deferrals and contributions and as to any employer contributions.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Investment-related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded since delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Beginning in 2022, participants were charged (from their plan accounts) for record keeping and administration services. The fee was $7.25 quarter ($29 per year), and effective October 1, 2022, the fee was reduced to $6.50 quarterly ($26 per year). Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participant accounts are charged or credited to the participant accounts by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Stable Value Fund (the "Fund") is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan participants who have any of their Plan account invested in the Fund. The total amount of fees charged for 2022 in connection with the Fund was $1,299,930.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

3.    Fair Value Measurements
The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement and Disclosures ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date; and

Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts, which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2022 and 2021.

Common stocks – Investments in common stocks are valued using a market approach at the closing price reported in an active market and are therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded, and are considered Level 1.

Common Collective Trusts ("CCTs") – Investments in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The published NAV is available to institutional investors and is the basis for transactions. These investments are considered Level 2.

The CCTs are the Fidelity Institutional Asset Management Target Date (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and 2065) Commingled Pools, the Low-Priced Stock Pool, the Growth Company Pool, International Discovery Pool and the Contrafund Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in diversified portfolios of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

    The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	1,101,974,593	—	—	$1,101,974,593
Common/collective trusts	—	3,460,124,577	—	$3,460,124,577
Self-directed Brokerage Accounts*	167,034,819	—	—	$167,034,819
Marathon Petroleum Corporation ("MPC") Common Stock	908,250,621	—	—	$908,250,621
Total investments, at fair value	$2,177,260,033	$3,460,124,577	$—	$5,637,384,610

*	Includes interest-bearing cash

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	2,364,805,539	—	—	$2,364,805,539
Common/collective trusts	—	3,203,186,609	—	$3,203,186,609
Self-directed Brokerage Accounts*	189,913,053	—	—	$189,913,053
Marathon Petroleum Corporation ("MPC") Common Stock	768,483,327	—	—	$768,483,327
Marathon Oil Corporation ("MRO") Common Stock	7,744,052	—	—	$7,744,052
Total investments, at fair value	$3,330,945,971	$3,203,186,609	$—	$6,534,132,580

*	Includes interest-bearing cash

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

4.    Stable Value Fund
At December 31, 2022 and 2021, the Plan held Synthetic Investment Contracts ("SICs") of $621,137,484 and $503,839,285, respectively, recorded at contract value. Of the remaining assets of $9,445,687 and $17,997,958 held by the Fund at December 31, 2022 and 2021, respectively, substantially all assets are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.

Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including, but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.

5.    Party-in-Interest Transactions
Transactions involving shares of MPC common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from MPC. During 2022, all shares of MPC common stock were purchased on the open market. At December 31, 2022 and 2021, the Plan held 7,803,511 and 12,009,428 shares of MPC common stock, respectively, with a fair value of $908,250,621 and $768,483,327, respectively, and a cost basis of $400,500,217 and $519,086,436, respectively.
Certain Plan investments, amounting to $2,608,489,670 and $4,576,368,782 at December 31, 2022 and 2021, respectively, are units of funds managed by the Trustee. Certain other Plan investments, within the Fidelity BrokerageLink self-directed brokerage account Plan feature, are managed by Fidelity. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services for the Plan at no cost.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2022 and 2021

6.    Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of the Code and ERISA. In the event of Plan termination, participants will become 100 percent vested in their Plan accounts.

7.    Tax Status
The Plan, as amended and restated effective as of January 1, 2016, received a favorable determination letter from the Internal Revenue Service ("IRS") dated April 11, 2017 indicating that the Plan is tax qualified in form under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is tax qualified and that the Plan's related trust is tax-exempt.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2022 and December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9.    Subsequent Events
Subsequent events were evaluated through June 23, 2023 which is the date the financial statements were available to be issued.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
	Employer Securities:
*	Marathon Petroleum Corporation	Marathon Petroleum Corporation Common Stock - 7,803,511 shares		$908,250,621

	Mutual Funds:
*	Fidelity Government Income Fund	12,128,010 shares		$110,728,728
*	Fidelity Investments MM Government	179,380,272 shares		$179,380,272
	Dodge and Cox Income X	9,123,857 shares		$111,311,052
	Vanguard Value Index Inst	4,061,510 shares		$222,408,295
	Baird Mid Cap Inst	7,282,225 shares		$152,999,554
	JPM Emerging Markets Eq Fund Class R6	2,787,196 shares		$78,320,209
	Vanguard Small Cap Index Inst	448,756 shares		$113,898,881
	Vanguard Total Bond Market Is Pl	14,021,899 shares		$132,927,602

	Common Collective Trusts:
*	Fidelity Growth Comingled Pool Class 2	9,955,276 shares		$351,919,013
*	Fidelity Contrafund Pool	11,688,420 shares		$286,015,647
*	Fidelity International Discovery Pool	5,124,828 shares		$73,336,291
	Spartan 500 INDEX Pl Class E	3,810,373 shares		$665,672,083
	Spartan Ext Market Index Class E	1,652,008 shares		$192,640,654
	Spartan Intl Index E	1,919,011 shares		$211,321,510
	Allspring Special Mid Cap Value E2	6,023,157 shares		$81,555,347
*	FIAM Target Date Income Commingled Pool Class T	555,560 shares		$8,316,727
*	FIAM Target Date 2005 Commingled Pool Class T	337,202 shares		$5,526,733

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	FIAM Target Date 2010 Commingled Pool Class T	426,576 shares		$7,759,423
*	FIAM Target Date 2015 Commingled Pool Class T	1,325,554 shares		$25,052,979
*	FIAM Target Date 2020 Commingled Pool Class T	4,330,271 shares		$82,101,929
*	FIAM Target Date 2025 Commingled Pool Class T	8,578,594 shares		$172,772,887
*	FIAM Target Date 2030 Commingled Pool Class T	11,288,283 shares		$232,764,385
*	FIAM Target Date 2035 Commingled Pool Class T	11,223,540 shares		$250,284,942
*	FIAM Target Date 2040 Commingled Pool Class T	9,321,426 shares		$209,825,298
*	FIAM Target Date 2045 Commingled Pool Class T	9,686,175 shares		$219,004,407
*	FIAM Target Date 2050 Commingled Pool Class T	8,724,484 shares		$194,468,741
*	FIAM Target Date 2055 Commingled Pool Class T	5,320,098 shares		$127,097,130
*	FIAM Target Date 2060 Commingled Pool Class T	3,329,336 shares		$53,302,674
*	FIAM Target Date 2065 Commingled Pool Class T	747,871 shares		$9,385,777

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Stable Value Contract Carriers
	JP Morgan Chase	Actively Managed Global Wrap***
	Wrapper Contract MARAPETRO-7-11	1.94%		$63,624,615
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap***
	Wrapper Contract 111013	1.94%		$59,898,273
	American General Life	Actively Managed Global Wrap***
	Wrapper Contract 1627813	1.94%		$60,736,254
	TransAmerica Premier Life	Actively Managed Global Wrap***
	Wrapper Contract MDA01324TR-00	1.94%		$62,929,523
	Prudential Insurance Co. America	Actively Managed Global Wrap***
	Wrapper Contract 062473001	1.94%		$63,618,333
	Nationwide Life Insurance	Actively Managed Global Wrap***
	Wrapper Contract FID_MAP_IP-1013	1.95%		$73,090,101
	Lincoln National Life Insurance	Actively Managed Global Wrap***
	Wrapper Contract BVW0042F	1.95%		$52,559,343
	Pacific Life Insurance	Actively Managed Global Wrap***
	Wrapper Contract G-027835.19	1.94%		$60,790,367
	Metropolitan Life Insurance	Actively Managed Global Wrap***
	Wrapper Contract 38086	1.94%		$63,310,808
	Massachusetts Mutual	Actively Managed Global Wrap***
	Wrapper Contract 30135	1.94%		$60,579,867
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Discount rate 3.89%		$9,445,687
**	BrokerageLink	Self-Directed Brokerage Accounts		$167,034,819
*	Loans to Plan Participants	Interest rates ranging from 3.25%-9.25%	—	$101,242,084
	Totals		$—	$6,369,209,865

*	Indicates party-in-interest.
**	BrokerageLink is partially party-in-interest.
***	A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

Exhibit Number	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 23, 2023	By:	/s/ Duane F. Boecker
Duane F. Boecker
Plan Administrator